Exhibit 99.1

Linkage Global Inc. Announces $8 Million Share Repurchase Program

Following Recent Nasdaq Ticker Change to ‘UZX,’ the Share Repurchase Underscores Management’s Long-Term Value Confidence

Tokyo, JAPAN and New York, NY, May 26, 2026 — Linkage Global Inc. (NASDAQ: UZX) (“Linkage Global” or the “Company”), a public company that engages in providing cross-border e-commerce integrated services, today announced that its management team has approved a share repurchase program under which Linkage Global is authorized to repurchase up to $8,000,000 of the Company’s Class A outstanding ordinary shares.

This capital allocation milestone follows the Company’s pivotal corporate rebranding and Nasdaq ticker change to “UZX.” It underscores leadership’s deep confidence that Linkage Global’s proposed fundamental evolution in the business model will provide the Company with ample capacity to opportunistically return capital to shareholders while continuing to invest in durable, long-term growth.

Under the repurchase program, Linkage Global may make repurchases from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. In doing so, the Company may enter into one or more trading plans. The Company plans to fund the repurchase program using existing cash and future cash flow. The timing and amount of the shares repurchased pursuant to the repurchase program will be decided by Linkage Global based on various factors, including its capital position, liquidity, financial performance, alternative uses of capital, share trading price, regulatory requirements and general market conditions. Linkage Global is not obligated to acquire any specific number of shares and the Repurchase Program may be modified, suspended or discontinued at any time.

About Linkage Global Inc.

Linkage Global Inc. (NASDAQ: UZX) is a holding company, which engages in providing cross-border e-commerce integrated services. Through its operating entities, it developed a comprehensive service system comprised of two lines of business complementary to each other, including cross-border sales and integrated e-commerce services. It operates through the Extend and Other Subsidiaries segments. The company was founded on March 24, 2022, and is headquartered in Tokyo, Japan. For more information, please visit the Company’s website: https://linkagecc.com

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company's plans, strategies and business development initiatives. There can be no assurance that any potential acquisition will be completed. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Linkage Global Inc.

Investor Relations

Email: ir@linkagecc.com

Jackson Lin

LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global